Filed Pursuant to Rule 425
Filing Person: Pinnacle Financial Partners, Inc.
Subject Company: CapitalMark Bank & Trust
Commission File No. 000-31225

Additional Information and Where to Find It

In connection with the proposed merger, Pinnacle Financial Partners, Inc. ("Pinnacle") intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") to register the shares of Pinnacle common stock that will be issued to CapitalMark's shareholders in connection with the transaction. The registration statement will include a proxy statement/prospectus (that will be delivered to CapitalMark's shareholders in connection with their required approval of the proposed merger) and other relevant materials in connection with the proposed merger transaction involving Pinnacle Bank and CapitalMark Bank & Trust ("CapitalMark").

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAPITALMARK AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 980, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or CapitalMark, 801 Broad St., Chattanooga, TN 37402, Attention:  Investor Relations (423) 386-2828.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

Certain of the statements in this presentation may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "goal," "objective," "intend," "plan," "believe," "should," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements. Such risks include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) continuation of the historically low short-term interest rate environment; (iii) the inability of Pinnacle Financial to maintain the historical growth of its loan portfolio; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle Financial's asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) greater than anticipated adverse conditions in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA and the Knoxville MSA, particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates on loans or deposits; (ix) the results of regulatory examinations; (x) the ability to retain large, uninsured deposits; (xi) the development of any new market other than Nashville or Knoxville; (xii) a merger or acquisition, like the proposed merger with CapitalMark; (xiii) risks of expansion into new geographic or product markets, like the proposed expansion into the Chattanooga, TN-GA MSA associated with the proposed merger with CapitalMark; (xiv) any matter that would cause Pinnacle Financial to conclude that there was impairment of any asset, including intangible assets; (xv) reduced ability to attract additional financial advisors (or failure of such advisors to cause their clients to switch to Pinnacle Financial) or otherwise to attract customers from other financial institutions; (xvi) further deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvii) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels; (xviii) risks associated with litigation, including the applicability of insurance coverage; (xix) the risk that the cost savings and any revenue synergies from the proposed merger with CapitalMark may not be realized or take longer than anticipated to be realized; (xx) disruption from the merger with customers, suppliers or employee relationships; (xxi) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement that Pinnacle Financial and Pinnacle Bank have entered into with CapitalMark; (xxii) the risk of successful integration of CapitalMark's business with ours; (xxiii) the failure of CapitalMark's shareholders to approve the merger; (xxiv) the amount of the costs, fees, expenses and charges related to the merger; (xxv) the ability to obtain required governmental approvals of the proposed terms of the merger; (xxvi) reputational risk and the reaction of Pinnacle Financial's and CapitalMark's customers to the proposed merger; (xxvii) the failure of the closing conditions to be satisfied; (xxviii) the risk that the integration of CapitalMark's operations with Pinnacle Financial's will be materially delayed or will be more costly or difficult than expected; (xxix) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xxx) the dilution caused by Pinnacle's issuance of additional shares of its common stock in the merger; (xxxi) approval of the declaration of any dividend by Pinnacle Financial's board of directors; (xxxii) the vulnerability of our network and online banking portals to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches; (xxxiii) the possibility of increased compliance costs as a result of increased regulatory oversight and the development of additional banking products for our corporate and consumer clients; and (xxxiv) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act. A more detailed description of these and other risks is contained in Pinnacle Financial's most recent annual report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2015. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise.
Set forth below is a transcript of the portions of Pinnacle Financial Partners, Inc.'s quarterly earnings conference call held on April 21, 2015 during which the proposed merger of Pinnacle Bank and CapitalMark Bank & Trust was discussed.

PINNACLE FINANCIAL PARTNERS, INC.

Moderator:Terry Turner
April 21, 2015
8:30 a.m. CST
Slide 4
(M. Terry Turner, President and CEO): Thank you operator and thanks to everyone who is on the line. We sincerely appreciate your interest in our firm.   I'm very excited about our first quarter results.  We had a lot going on in the first quarter and look forward to more of the same as we move through the remainder of this year.  This morning, I thought I'd start where I finished last quarter and that is with our longer term outlook and the progress we made during the first quarter.
Number 1. We launched a higher profile CRE line of business. Of course a meaningful part of our CRE exposure is owner-occupied. And we already have relationships with many of our markets' key developers. But we've never emphasized the commercial real estate segment to the extent that we have the C&I segment. We've made all four critical hires necessary to build it out over the next several years targeting our markets' best developers. Several others have targeted New York, Los Angeles and Dallas for CRE growth with LPOs and the like.  Although our guys have contacts all over the Southeast, it is our intent to dominate this business among Tennessee's best developers.
Number 2. Geographic expansion. We are obviously very excited about our CapitalMark acquisition and will discuss it later in the call.  You know that Chattanooga and Memphis have long been targeted markets for us. They are urban markets dominated by the same large regionals with whom we compete in Nashville and Knoxville. We believe those two markets could represent $3-$5 billion of assets. We've made our play in Chattanooga and once the CapitalMark merger is consummated we'll be focused on the same approach to organic growth that we and they have focused on for sometime. As to Memphis, it is hard for me to imagine we won't be in that market in the foreseeable future.

Number 3. With the CapitalMark acquisition, we will add approximately $1.2 billion in assets to our firm which gets us closer to the $10 billion threshold and that brings the questions and concerns about the CFPB, other regulations and the Durbin amendment, with the Durbin amendment being the most impactful to our interchange fee categories.  But even after CapitalMark, we are still a good ways away from $10 billion and our compliance and finance folks are digging in on the various requirements of being a $10 billion franchise, so that we'll be ready long before we get there.  That said and as we have mentioned many times, you should know our goal is not to avoid it but to get there and grow thru it.  Our DNA is all about focusing on organic growth.
Number 4.  Increasing fee businesses. Our BHG investment has blown away our long-term fee targets and I imagine we will need to revisit a few of our targets with our board in conjunction with our 2015-2017 strategic planning process coming up shortly. BHG provided approximately $0.05 in FDEPS to our first quarter results.  However, our focus is not on just collecting the benefits of the investment but to try to find ways to leverage our relationship with this very sophisticated marketing enterprise to better both firms.
We've also hired Roger Osborne who will build a capital markets unit aimed at capital raising and M&A consulting to our clients which are generally owner managed businesses not targeted by higher profile investment banks. As some of you know, Roger has had a long career as a financial services professional including heading SunTrust Robinson Humphreys capital markets origination group. We believe we can push the unit through breakeven in 2015 and begin a meaningful incremental contribution in 2016.
And finally, Number 5.  First quarter was a significant quarter for us with several records for performance.  We've built a great platform to launch from in Nashville and Knoxville. Now to the first quarter.
Slide 18
A lot of you have heard me say over the years that what we do at Pinnacle is get up underneath large regional banks in large urban markets and take their best people and best clients.  In Chattanooga, we face essentially the same cast of competitors against whom we have proven highly effective in both Nashville and Knoxville.  Just like Pinnacle in Nashville, CapitalMark has been the fastest-growing bank in Chattanooga and is now positioned as the largest local alternative, just behind, First Tennessee, Suntrust and Regions.
CapitalMark has been the fastest-growing bank in Chattanooga since its inception with very strong balance sheet CAGRs.  But the thing that is really important to me is that they figured out the riddle as it relates to both growth and profitability with a 1 percent ROAA and a 59 percent efficiency ratio.  As I mentioned, they are positioned in the market behind First Tennessee, SunTrust, and Regions, two of whom have lost share since CapitalMark's inception in 2007.
CapitalMark has been executing a strategy that looks much like Pinnacle's.  They are very commercially focused and compete based on the experience and quality of their relationship managers.
And most importantly, it's an attractive financial opportunity for our firm.  It is immediately accretive to earnings with approximately 5 percent long-term accretion to EPS.  It's less than 2 percent dilutive to day-one tangible book value with less than a 2.5 year earnback period, and it represents roughly a 20 percent IRR.  So this is a great opportunity for our firm.
Slide 19
I don't want to spend too much time on this slide, but you can see that CapitalMark has been producing Pinnacle-like organic growth since its inception in 2007. First-quarter results included: loans up 24 percent over prior year, DDAs up 31 percent year-over-year.  And as you would expect, these are important numbers to me because it's difficult to find firms that have the potential to actually accelerate Pinnacle's growth rate.
Slide 20
Here you can see excellent earnings growth; a strong net interest margin, which was actually 3.85 percent in the first quarter of 2015; an ROAA that has now climbed to roughly 1 percent the last two quarters; and a firm that is exhibiting the same kind of operating leverage that we have focused on at Pinnacle the last three years with an efficiency ratio now in the high 50 percent range.

Set forth below is a transcript of the portions of the question and answer session of Pinnacle Financial Partners, Inc.'s quarterly earnings conference call held on April 21, 2015 during which the proposed merger of Pinnacle Bank and CapitalMark Bank & Trust was discussed.

Michael Rose, Raymond James
Q: Just wanted to circle back to the acquisition, you guys talked about your interest rate sensitivity, what does the addition of CapitalMark do to your interest rate sensitivity as we move forward?
A: (Harold R. Carpenter, EVP and CFO) I think if you took CapitalMark in and of itself, they would not be as asset sensitive as we are today. So I think we would have some work. Now that said, when you go through all the purchase accounting mathinations and all of the stuff between now and then, we think we've got opportunities to get them to where our balance sheet and their balance sheet will look fairly similar at the date of acquisition.
Q: And then, just following up on some of your targets, if I look at your expenses to average assets, that's the one that is still out of the range, what do you need to see to get you there? Is it the acquisition that gets you there? Is it higher interest rates? Or is it a combination of the two? Thanks.
A: (Harold) Well CapitalMark will definitely help. We will pick up a few basis points as a result of that. But I think when you look at the first quarter…the first quarter for us is typically an expense growth quarter, I think we will continue to grow expenses through the end of the year with new hires. But the first quarter is also a low asset growth quarter. So, I think we have meaningful opportunities to get within our range here over the next say 3 to 4 to 5 quarters.
(Terry) I might just add to that we're an asset grower. And $200—300 million in asset growth with a level expense base will basically get you there.
(Harold) And Michael also, probably what will end up happening is that we will get there and Terry will move it down further.